Free Writing Prospectus dated January 8, 2018

Relating to Preliminary Prospectus dated January 8, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-222475

Altice USA, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated January 8, 2018 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-222475) (the “Registration Statement”) relating to the distribution by Altice N.V., the controlling stockholder of Altice USA, Inc. (the “Company”), of the Company’s Class A common stock and Class B common stock to Altice N.V. shareholders, which may accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm

This free writing prospectus should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Preliminary Prospectus. The information in the free writing prospectus was prepared by Altice N.V.

* * *

Altice Announces Group Reorganization

Altice USA Spin-Off and New Altice Europe Structure

•                  Separation of Altice USA from Altice NV to be effected by a spin-off of Altice NV’s 67.2% interest in Altice USA

•                  Altice Europe to reorganize its structure: Altice France, Altice International and newly formed Altice Pay TV subsidiary

•                  Altice founder Patrick Drahi to control both Altice Europe and Altice USA with close personal involvement

Amsterdam, 8 January 2018: Altice N.V. (“Altice NV”, Euronext: ATC, ATCB) today announces that its Board of Directors has approved plans for the separation of Altice USA Inc. (“Altice USA”, NYSE: ATUS) from Altice NV (which will be renamed “Altice Europe”). The separation will enable each business to focus more on the distinct opportunities for value creation in their respective markets and ensure greater transparency for investors. Altice NV aims to complete the proposed transaction by the end of the second quarter 2018 following regulatory and Altice NV shareholder approvals.

The separation is to be effected by a spin-off of Altice NV’s 67.2% interest in Altice USA through a distribution in kind to Altice NV shareholders(1). Following this proposed transaction, the two companies will be led by separate management teams. Patrick Drahi, founder of Altice, will retain control of both companies through Next(2) and is committed to long-term ownership. Post-separation, Mr. Drahi will serve as President of the Board of Altice Europe and Chairman of the Board of Altice USA.

Simultaneously, the Board of Directors of Altice USA, acting through its independent directors, today approved in principle the payment of a $1.5 billion cash dividend to all shareholders immediately prior to completion of the separation. Formal approval of the dividend and setting of a record date are expected to occur in the second quarter of 2018. The payment of the dividend will be funded with available Optimum revolving facility capacity and a new financing at Optimum. Altice NV will use €625 million of its c.€900 million of proceeds received in the Altice USA dividend to prepay a portion of the Altice Corporate Financing facility and will retain c.€275 million on balance sheet. In addition, the Board of Directors of Altice USA has authorized a share repurchase program of $2 billon, effective following completion of the separation.

In the spirit of enhanced accountability and transparency, Altice Europe will reorganize its structure comprising Altice France (including French Overseas Territories), Altice International and a newly formed Altice Pay TV subsidiary. This will include integrating Altice’s support services businesses into their respective markets and bundling Altice Europe’s premium content activities into one separately funded operating unit with its own

(1)  The distribution will exclude shares indirectly owned by Altice NV through Neptune Holding US LP (“Holding LP”).

(2)  Next’s control of Altice USA will be exercised via some other Altice NV and Altice USA shareholders being in concert with Next - together the “Next ATUS Concert”.

P&L. Altice NV’s ownership of Altice Technical Services US will be transferred to Altice USA prior to completion of the separation for a nominal consideration.

Altice founder Patrick Drahi said: “The separation will allow both Altice Europe and Altice USA to focus on their respective operations and execute against their strategies, deliver value for shareholders, and realize their full potential. Both operations will have the fundamental Altice Model at their heart through my close personal involvement as well as that of the historic founding team.

Altice Europe has tremendous opportunities as we deliver on our operational aspirations around much improved customer service and monetizing our premium infrastructure and content assets. Altice Europe has a unique asset base that is fully converged and fiber rich with strong number one or number two position in each market with nationwide fixed and mobile coverage. At the core of our strategy is the operational and financial turnaround in France and Portugal. In parallel, we have a clear plan to further strengthen our long-term balance sheet position as we execute our non-core asset disposals.

Altice USA sees exciting opportunities in the US market as we start 2018 with strong momentum. We have a full operational agenda to deliver best-in-class services to our customers, drive innovation and advance our fiber investment strategy. The new organization structure will enable us to focus even more on executing this agenda while enhancing transparency for our investors. We remain confident in achieving the objectives we set out at the beginning of our journey in the US and affirm the efficiency targets set out at the time of the acquisitions of Suddenlink and Optimum.”

Rationale for Separation

The proposed transaction is designed to create simplified, independent and more focused European and US operations to the benefit of their respective customers, employees, investors and other stakeholders. In particular, the proposed separation will result in:

•                      Two long-term investment opportunities defined by different market dynamics, industrial strategies and regulatory regimes;

•                      Dedicated management teams with enhanced focus on execution in their respective markets, in each case led by founder and controlling shareholder Patrick Drahi;

•                      Simplified, more efficient and dynamic operating and financial structures with clear, distinct targets;

•                      Enhanced transparency into each company’s unique value drivers and elimination of intercompany relationships, and;

•                      Preserved balance sheet strengths of each company as both businesses benefit from long-term capital structures, no meaningful near-term debt maturities and strong liquidity.

Distribution in Kind of Altice USA Shares (“Altice USA Spin-Off”)

The separation will be effected via a distribution in kind by Altice NV of its 67.2% interest in Altice USA (5.3 million shares of Class A Common Stock and 490.1 million shares of Class B Common Stock) to its shareholders (the “Distribution”). Each Altice NV shareholder will be given the opportunity to receive only shares of Class A Common Stock, Class B Common Stock or a combination thereof. The Distribution will take place out of Altice NV’s share premium reserve. The Distribution will have no tax impact on Altice NV or Altice USA, and is not expected to be subject to withholding tax in the Netherlands. Altice NV shareholders that are US taxpayers will be subject to US income tax on the distribution.

Each Altice NV shareholder, irrespective of whether it owns A- or B-shares in Altice NV, will be entitled to receive 0.4163 of a share of Altice USA Common Stock for every Altice NV share (no distribution of Altice USA Common Stock will be made with respect to any Altice NV Treasury Shares). The Class A Common Stock of Altice USA is listed for trading on the New York Stock Exchange (Ticker: ATUS). The Class B Common Stock of Altice USA will not be listed for trading on the New York Stock Exchange or any other exchange at the time of the separation and is not currently expected to be listed for trading on any exchange in the future. Each share of Altice USA Class B Common Stock is convertible into one share of Altice USA Class A Common Stock.

Shares of Altice USA Class A Common Stock and Class B Common Stock mirror Altice NV’s capital structure: equal economics, shares of Altice USA Class A Common Stock are entitled to one vote per share and shares of Altice USA Class B Common Stock are entitled to 25 votes per share. Next, together with parties in concert with Next in Altice NV (together the “ANV Next Concert”), will elect to receive only Class B Common Stock pro rata for their ownership of Altice NV (52.2% economic stake(3)). The total number of Class B Common Stock to be distributed will be capped at 247.7m or 50% of the Altice USA shares currently owned by Altice NV(4), representing c. 34% of the total outstanding shares of Altice USA. If final demand exceeds the cap on the Class B Common Stock, shares of Class B Common Stock requested by shareholders will be proportionately reduced and replaced with a corresponding amount of Class A Common Stock.

The transaction will increase the economic ownership of public stockholders of Altice USA from 10.3% of the total share capital of Altice USA to 42.4%. Assuming 100% of Altice NV public shareholders elect to receive Altice USA Class B Common Stock, the voting percentage of the Altice USA public stockholders will increase from 0.6% to 47.2% and the ATUS Next Concert will have 51.2% of the voting power. Assuming 0% of Altice NV public

(3)  Including shares owned directly and indirectly by Patrick Drahi through Next and shares owned by ANV shareholders subject to shareholders’ agreements with Next (as per section 3.7.6 of Altice N.V. 2016 Annual Report).

(4)  Excluding shares indirectly owned by Altice NV through Holding LP.

shareholders elect to receive Altice USA Class B Common Stock, the voting power of the Altice USA public stockholders will increase from 0.6% to 4.7% and the ATUS Next Concert will have 93.7% of the voting power.

The separation will require the publication of formal documentation in Europe and an effective registration statement on file with the U.S. Securities & Exchange Commission (SEC) in the US and require US regulatory approvals. An EU prospectus is to be filed with the Dutch Authority for the Financial Markets (AFM) for review and approval. Altice USA has filed a Registration Statement on Form S-1 with respect to the separation with the SEC. Upon approval from the AFM and notification for passporting in relevant Member States of the EU, and declaration by the SEC of the effectiveness of the Registration Statement on Form S-1, the EU prospectus will be made available on the website of Altice NV.

The separation was approved by the Altice NV Board of Directors on January 8, 2017, and is subject to Altice NV shareholder approval. An EGM is expected to be held in Q2 2018. The separation will be effected by the distribution in kind of Altice USA shares to shareholders of Altice NV, which is expected to occur in Q2 2018 post EGM approval.

Altice NV may at any time and from time to time until the Distribution decide to abandon or modify the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution or modifying or changing the terms of the Distribution if, at any time, the Altice NV board of directors determines, in its sole and absolute discretion, that the Distribution is not in the best interests of Altice NV or its shareholders or is otherwise not advisable. Certain changes to the Distribution would require approval of Altice USA’s independent directors.

Management Structure of Altice Europe and Altice USA

Altice Europe and Altice USA will be managed by two distinct management teams, focused solely on the performance in their respective markets. Both management teams will benefit from the strategic leadership of founder and controlling shareholder Patrick Drahi, who will serve as President of the Board of Altice Europe and Chairman of the Board of Altice USA. Armando Pereira will serve as COO of Altice Europe and serve as strategic advisor to Altice USA for all operations.

Dennis Okhuijsen will serve as CEO and a Director of Altice Europe with all corporate functions and country managers reporting into him. He will report to Patrick Drahi.

Dexter Goei will continue to serve as CEO and a Director of Altice USA. He will report to Patrick Drahi.

Altice Europe Management	Altice USA Management

Dennis Okhuijsen, CEO	Dexter Goei, CEO

Armando Pereira(5), COO	Hakim Boubazine, COO and Co-President

Burkhard Koep, CFO	Charles Stewart, CFO and Co-President

Altice Europe

Strategic Agenda

At the core of Altice Europe’s strategy is a return to revenue, profitability and cash flow growth and, as a result, deleveraging. Altice Europe benefits from a unique asset base which is fully-converged, fiber rich, media rich, active across consumers and businesses and holds number one or number two positions in each of its markets with nationwide coverage. The reinforced operational focus offers significant value creation potential. In parallel, Altice Europe is advancing with its preparations for the disposal of non-core assets.

Key elements of the Altice Europe growth and deleveraging strategy include:

•                      The operational and financial turnaround in France and Portugal under the leadership of the new local management teams;

•                      Optimizing the performance in each market with a particular focus on customer services;

•                      Continuing to invest in best-in-class infrastructure commensurate with Altice Europe’s market position;

•                      Monetizing content investments through various pay TV models and growing advertising revenue, and;

•                      Execution of the non-core asset disposal program.

New Perimeter Structure

In order to increase accountability and transparency, Altice Europe will be structured in three distinct operating units with new perimeters:

(5)  Armando Pereira will remain CEO of SFR Telecom.

•                      Altice France: Altice France will include SFR Telecom, SFR Media (NextRadioTV(6) & Press), French Overseas Territories, Altice Technical Services France and Intelcia customer services.

•                      Altice International: Altice International will include MEO in Portugal, HOT in Israel, Altice Dominican Republic, Teads and Altice Technical Services Europe (other than France).

•                      Altice Pay TV: Newly formed Altice Pay TV will include the Altice Content division, major sports rights (including Champions League and English Premier League), and other premium content rights (including Discovery, NBC Universal).

Altice France will cancel its existing wholesale pay TV contracts for the content and channels being transferred to Altice Pay TV and will become a wholesale customer of Altice Pay TV with a new revenue sharing contract and significantly reduced annual minimum guarantee (in exchange for c.€300 million break fee payable in 2018 to Altice Pay TV). This new arrangement will include the transfer of other premium content contracts from Altice France to Altice Pay TV and allow Altice France to continue to distribute premium pay TV content to its customers including SFR Sports and Altice Studio channels.

Altice believes the new Altice France perimeter will allow investors to better assess the underlying performance of Altice France compared to its market competitors.

Financial Performance (old perimeter vs. new perimeter)

Under the old reporting perimeter pre-reorganization, Altice France (SFR Group) generated revenue of €11.1 billion in 2016 and €11.1 billion in the last twelve months ending September 30, 2017. During the same periods, Altice France generated operating free cash flow of €1.5 billion (2016) and €1.3 billion respectively. For the twelve months ending September 30, 2017, operating free cash flow was negatively impacted by increased content investments and peak capital expenditures. Revenue performance in Q4 2017 was impacted by declines in B2B and low-margin wholesale and equipment revenues (FY 2017 pro forma revenue declined c.2% YoY(7)).

Under the new perimeter, Altice France generated revenue of €11.0 billion in 2016 and €10.9 billion in the last twelve months ending September 30, 2017. During the same periods, Altice France generated operating free cash flow of €1.7 billion (2016) and €1.8 billion respectively. For 2018, Altice France is expected to generate operating free cash flow of €1.6 to €1.7 billion, which includes c.€300 million of annual pay TV content expenses and reflects c.€200 million of revenue drag related to changes to the value added tax law in France.

(6)  NextRadioTV 49% owned by SFR Group, currently under regulatory process for a change of control.

(7)  Pro forma for the sale of press titles within the AMG France business in April and October 2017. Altice France Media (Other) revenue in FY 2016 was €397m, €106m in Q4 2016 and €336m for the 9 months ending September 2017 post these disposals.

Balance sheet

The implementation of the separation will not affect the various silos of the Altice Europe restricted debt group. The pro forma capital structure of Altice Europe will include the separate Altice France and Altice International debt silos, the Altice Luxembourg S.A. holdco silo, Altice Corporate Financing (ACF) and a separate new Altice Pay TV silo. All existing instruments remain in place at the same terms. Altice NV will use €625 million of its c.€900 million proceeds from the Altice USA special cash dividend to prepay the ACF facility and retain c.€275 million on balance sheet. As part of the reorganization of Altice Europe, €550 million (of which €300 million in cash) will be paid by Altice France to Altice International as consideration for the acquisition of the French Overseas Territories and the transfers of ATS France and Intelcia (support services) from Altice International to Altice France.

Pro forma for the dividend received from Altice USA, the reorganization and signed M&A transactions(8), Altice Europe’s net debt position would have been approximately €31.0 billion as of Q3 2017 with a weighted average life of c.6.6 years and a weighted average cost of debt of c.5.5%. Pro forma net leverage as of Q3 2017 was 5.4x last 12 months EBITDA. There are no major maturities at Altice France (SFR) until 2022, no major maturities at Altice International until 2023, no maturities at Altice Luxembourg until 2022, ACF maturity of 2021. Altice Europe has a strong liquidity position with €3.4 billion of cash and undrawn revolving credit facilities as of the end of Q3 2017.

Altice Europe confirms its plan to delever its balance sheet and bring financial leverage in line its stated target of c.4x net debt to EBITDA.

Central to this deleveraging plan is the operational and financial turnaround in France and the return to revenue, profitability and cash flow growth.  In addition, Altice Europe is advancing its potential disposal processes of non-core assets, which include its non-strategic tower portfolio and its operations in the Dominican Republic.  As announced in December 2017, Altice has already entered into an agreement to sell its Swiss operations for a total expected consideration of CHF 214 million (9.9x LTM Adjusted EBITDA). The transaction is expected to close imminently.  Altice Europe will update investors in due course as it executes on its non-core asset disposal program.

Together with the c. €900 million dividend proceeds from Altice USA, the successful conclusion of the disposal program would result in meaningful deleveraging of Altice Europe and would substantially enhance Altice Europe’s already strong liquidity profile.

(8)  Signed disposals of green.ch AG and Green Datacenter AG in Switzerland (CHF 214 million or €184 million equivalent EV, announced on December 1, 2017) and acquisition of Media Capital (€440 million EV, announced on July 14, 2017).

Altice USA

Business Strategy

Altice USA’s business strategy continues to focus on Altice’s original investment thesis when it entered the US market in 2015, which the US team has been successfully implementing since then. Central to Altice USA are investments in networks and the video product, simplification across the operations and improved customer service. Altice USA will focus on the following key areas to successfully complete the original acquisition plan and be prepared for the next phase of market consolidation:

•                  Focus on KPIs to improve revenue growth;

•                  Complete implementation of opex efficiencies;

•                  Full scale deployment of Altice One and fiber (FTTH) build out.

Capital market considerations

Altice USA will benefit from a significantly enlarged free float from approximately 10% to approximately 42% post separation, providing for enhanced trading liquidity in its Class A Common Stock. Altice USA confirms its efficiency targets set out at the time of the acquisitions of Suddenlink and Optimum. At the same time, Altice USA affirms that its fiber (FTTH) deployment and new full mobile virtual network operator (MVNO) network investment will be executed within the historical capex envelope.

Altice USA announces that its Board of Directors has authorized a share repurchase program of $2 billion following consummation of the separation.

Balance sheet

The proposed transaction will have no impact on the debt structure of Altice USA which comprises the two separate Optimum and Suddenlink debt silos other than the effect of the financing transactions related to the $1.5 billion special cash dividend. All instruments remain in place on the same terms and the availability of revolving credit facilities is unaffected.

The Board of Directors of Altice USA expects to pay a $1.5 billion dividend immediately prior to consummation of the separation. The dividend is expected to be funded via a $1.0 billion mix of fixed and floating-rate guaranteed debt at Optimum plus $500m revolving credit facility draw at Optimum / Cablevision.

At the end of Q3 2017, Altice USA’s reported net debt position was $21.2 billion and Altice USA’s net leverage was 5.4x last 12 months EBITDA. As adjusted for the dividend, Altice USA’s net debt position as of Q3 2017 would have been approximately $22.7 billion as of Q3 2017 with a weighted average life of c.6.0 years and a weighted average cost of debt of c.6.2%. Pro forma leverage as of Q3 2017 would have been 5.8x last 12 months EBITDA. There are no material maturities at Suddenlink until 2020 and near-term maturities at Optimum are covered by available revolving credit facilities pro forma for the dividend payment.

As adjusted for the dividend, Optimum’s net debt position as of Q3 2017 would have been approximately $16.3 billion with a weighted average life of c.5.9 years and a weighted average cost of debt of c.6.6%. Pro forma leverage as of Q3 2017 would have been 6.1x last 12 months EBITDA (vs. 5.6x as reported pre-dividend). During Q4 2017 Optimum repaid $725 million of its drawn revolving credit facility. Near-term maturities at Optimum are covered by available revolving credit facilities pro forma for the dividend payment.

Suddenlink’s net debt position was approximately $6.7 billion as of Q3 2017 with a weighted average life of c.6.2 years and a weighted average cost of debt of c.5.4%. Leverage as of Q3 2017 was 5.3x last 12 months EBITDA which is unaffected by the Altice USA special cash dividend. There are no material maturities at Suddenlink until 2020.

Altice USA notes the significant and rapid deleveraging at both Optimum and Suddenlink since the completion of their respective acquisitions as a result of underlying growth and improved cash flow generation. Following recent developments, Altice USA now targets leverage of 4.5-5.0x net debt to EBITDA (reduced from prior target of 5.0-5.5x).

Investor and analyst conference calls

To discuss this announcement, Altice will hold two separate conference calls for investors and analysts to accommodate participants across both US and European time zones:

First conference call details for US participants:

The first webcast and conference call for investors and analysts will be held today, Monday January 8 at 6:30pm EST (Monday January 8 at 11:30pm UK time / Tuesday January 9 at 12:30am CET).

Conference ID: 8138479

Conference call dial-in:

Participant Toll Free Dial-In Number: +1 (866) 393-4306

Participant International Dial-In Number: +1 (734) 385-2616

A live webcast of the presentation will be available on the following website:

https://event.on24.com/wcc/r/1578705/2A411EDBAFE8AA53AC153B1088DF8C49

Second conference call details for European participants:

The second webcast and conference call for investors and analysts will be held tomorrow, Tuesday January 9 at 8:00am CET (7:00am UK time / 2:00am EST).

Conference ID: 8699878

Conference call dial-in:

Participant Toll Free Dial-In Number: +1 (866) 393-4306

Participant International Dial-In Number: +1 (734) 385-2616

A live webcast of the presentation will be available on the following website:

https://event.on24.com/wcc/r/1578710/36315FD8383CB9920B74D42D2798A6DC

A presentation for the above conference calls will be made available prior to the call on our investor relations websites: http://altice.net/investor-relations and http://alticeusa.com/

Contacts

Head of Investor Relations Altice NV

Nick Brown: +41 79 720 15 03 / nick.brown@altice.net

Head of Communications Altice NV

Arthur Dreyfuss: +41 79 946 49 31 / arthur.dreyfuss@altice.net

Head of Communications Altice USA

Lisa Anselmo: +1 516 803 2362 / lisa.anselmo@alticeusa.com

Regulated Information

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation. Outside the US, this public announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer, to buy or subscribe for any securities in Altice N.V. or Altice USA Inc.

Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) for the offering to which this press release relates. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA. To review a filed copy of the current registration statement and preliminary prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing Altice USA filings for the relevant date on the SEC website):  https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm

* * *

Altice Reorganization 8 January 2018

2 Disclaimer FORWARD-LOOKING STATEMENTS This presentation includes statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements. ” Words such as “expects,” “anticipates,” “believes,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “potential,” “continue,” “intends,” “plans” and similar words and terms used in the discussion of future operating results, future financial performance and future events identify forward-looking statements in this prospectus. All of these forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are susceptible to uncertainty and changes in circumstances. Various factors could adversely affect Altice USA’s operations, business or financial results in the future and cause actual results to differ materially from those contained in the forward-looking statements, including those factors discussed under “Risk Factors” in our registration statement on Form S-1, filed with the Securities and Exchange Commission (“SEC”) on January 8, 2018 and available on the SEC’s website at http://www.sec.gov. NON-GAAP FINANCIAL MEASURES Adjusted EBITDA, which is a non-GAAP financial measure, is defined as net income (loss) excluding income taxes, income (loss) from discontinued operations, other non-operating income or expenses, loss on extinguishment of debt and write-off of deferred financing costs, loss on interest rate swap contracts, gain (loss) on equity derivative contracts, gain (loss) on investments, interest expense (including cash interest expense), interest income, depreciation and amortization (including impairments), share-based compensation expense or benefit, restructuring expense or credits and transaction expenses. We believe Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Altice USA. Adjusted EBITDA and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use revenue and Adjusted EBITDA measures as important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. We believe Adjusted EBITDA provides management and investors a useful measure for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Altice USA’s ongoing operating results. Adjusted EBITDA should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), and other measures of performance presented in accordance with GAAP. Since Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. Altice USA also uses Adjusted EBITDA less Capital Expenditures (which we call “OpFCF” in this presentation) as an indicator of the Altice USA’s financial performance. We believe this measure is one of several benchmarks used by investors, analysts and peers for comparison of performance in Altice USA’s industry, although it may not be directly comparable to similar measures reported by other companies. For reconciliations, see Q3-17 Altice N.V. earnings release posted to the Altice N.V. website. NON-IFRS FINANCIAL MEASURES This presentation contains Adjusted EBITDA for Altice N.V. (“Non-IFRS Measure”) that is not required by, or presented in accordance with, international financial reporting standards (“IFRS”) or any other generally accepted accounting standards. We present Non-IFRS measures because we believe that they are of interest for the investors and similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The Non-IFRS measures may not be comparable to similarly titled measures of other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our, or any of our subsidiaries’, operating results as reported under IFRS or other generally accepted accounting standards. Adjusted EBITDA is not a measurement of Altice N.V., or any of Altice N.V.’s subsidiaries’, performance or liquidity under IFRS or any other generally accepted accounting principles. NON-IFRS FINANCIAL MEASURES (CONTINUED) In particular, you should not consider Adjusted EBITDA as an alternative to (a) operating profit or profit for the period (as determined in accordance with IFRS) as a measure of our, or any of our operating entities’, operating performance, (b) cash flows from operating, investing and financing activities as a measure of our, or any of our subsidiaries’, ability to meet its cash needs or (c) any other measures of performance under IFRS or other generally accepted accounting standards. Adjusted EBITDA and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by Altice N.V. to Adjusted EBITDA of other companies. Adjusted EBITDA as presented herein differs from the definition of “Consolidated Combined EBITDA” for purposes of any the indebtedness of the Altice Group. The information presented as Adjusted EBITDA is unaudited. Capital expenditure (Capex), while measured in accordance with IFRS principles, is not a term that is defined in IFRS nor is it presented separately in the Altice N.V. financial statements. However, Altice N.V.’s management believes it is an important indicator for the Altice Group as the profile varies greatly between activities: (i) the fixed business has fixed Capex requirements that are mainly discretionary (network, platforms, general), and variable capex requirements related to the connection of new customers and the purchase of Customer Premise Equipment (TV decoder, modem, etc); (ii) Mobile Capex is mainly driven by investment in new mobile sites, upgrade to new mobile technology and licenses to operate; once engaged and operational, there are limited further Capex requirements and (iii) Other Capex: Mainly related to costs incurred in acquiring content rights. MISCELLANEOUS Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) for the offering to which this presentation relates. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA. To review a filed copy of the current registration statement and preliminary prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing ATUS filings for the relevant date on the SEC website): https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm Altice USA will publish an EU prospectus in connection with the distribution to which this presentation relates. Upon approval by the Netherlands Authority for the Financial Markets (AFM) and, to the extent relevant, notification for passporting in relevant Member States of the European Economic Area in accordance with article 18 of the Directive 2003/71/EC, the EU prospectus will be made available on the website of Altice N.V. and, upon request, a hard copy will be available free of charge by Altice USA. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OUTSIDE OF THE U.S. This presentation is intended for information only, does not constitute a prospectus or similar document outside of the United States and should not be treated as investment advice. This presentation does not constitute or form part of, and should not be construed as, an offer or invitation to sell securities of Altice N.V. or any of its affiliates (including Altice USA), collectively the “Altice Group,” or the solicitation of an offer to subscribe for or purchase securities of the Altice Group outside of the United States, and nothing contained herein shall form the basis of or be relied on in connection with any contract or commitment whatsoever. Any decision to purchase any securities of the Altice Group should be made solely on the basis of the final terms and conditions of the securities and the information to be contained in a prospectus or offering memorandum produced in connection with the offering of such securities outside of the United States. Prospective investors outside of the United States are required to make their own independent investigations and appraisals of the business and financial condition of the Altice Group and the nature of the securities before taking any investment decision with respect to securities of the Altice Group. Any such prospectus or offering memorandum may contain information different from the information contained herein.

3 Altice Group Pre- and Post-Reorganization Revenue Split Simplified group structure Altice USA Post-Reorganization Altice Europe Post-Reorganization (2) Note: LTM revenue splits as of the end of September 2017 (1) Including Teads & rest of Altice Group and eliminations (2) See slide 15 in this presentation for details of the new perimeter for Altice NV ex-US (“Altice Europe”) Altice France Altice International Altice Pay TV (1) Altice Group Pre-Reorganization 74% 26% 35% 47% 10% 7%

Separation of Altice USA from Altice NV 09/01/2018 4

5 Separation Overview Altice USA to be structurally separated from Altice NV; both controlled by Patrick Drahi Transaction structure Spin-off of Altice NV’s 67.2% interest in Altice USA through a distribution in kind to Altice NV shareholders that will take place out of Altice NV’s share premium reserve (1) Altice USA $1.5bn special cash dividend paid prior to separation and authorized share repurchase program of $2bn effective following completion of the separation (both approved by Altice USA Board of Directors) Next (2), together with parties in concert with Next, remain controlling shareholder in both Altice NV and Altice USA with commitment to long-term ownership Perimeters Altice NV (“Altice Europe”) to include Altice France, Altice International and newly created Altice Pay TV subsidiary (3) Altice USA spin-off from Altice NV, including transfer of Altice Technical Services (ATS) US (4) Timing Q2 2018 expected completion Approvals Subject to Altice NV shareholder approval Form S-1 filed with the SEC and offering prospectus to be approved by the AFM (1) The distribution will exclude shares indirectly owned by Altice NV through Neptune Holding US LP (“Holding LP”, 3.4% assuming reference share price of $21.23 as of 31-12-2017 for Altice USA) (2) Next owned by Patrick Drahi (3) See slide 15 in this presentation for details of the new perimeter for Altice NV (”Altice Europe”) (4) Altice NV’s ownership of ATS US transferred at a nominal consideration

6 Rationale for Separation Simplified, independent and more focused operations Two long-term investment opportunities: different market dynamics, strategies & regulatory regimes 2 Simplified, more efficient operating and financial structures with distinct targets 3 Preserved balance sheet strengths with long-term capital structures and strong liquidity 4 Dedicated management with enhanced focus and execution; controlled by Patrick Drahi 5 Transparency into each company’s unique value drivers 1

7 Key Separation Considerations Altice USA share distribution, special cash dividend and debt structure separation Altice USA shares distribution Option for Altice NV shareholders to receive Altice USA A-shares and / or B-shares (0.4163 (1) per Altice NV share) B-shares will represent up to a maximum of 50% of the shares in Altice USA being distributed (2) If cap on B-shares is exceeded, B-shares to be delivered to shareholders who have requested them will be proportionately reduced and replaced with corresponding number of A-shares If an Altice NV shareholder does not make a choice, A-shares will be distributed (default option) Next, together with parties in concert with Next in Altice NV, will elect to receive only B-shares Altice USA B-shares will remain unlisted and convertible into listed Altice USA A-shares at shareholders’ request No tax impact for Altice NV or Altice USA (3) Debt structure and special cash dividend No structural changes to the outstanding debt instruments – all instruments remain in place at same economic terms (i.e. same coupons, maturities) and existing RCFs remain fully available within each silo Debt naturally allocated between Altice Europe and Altice USA based on current silos Altice Europe: SFR silo + Altice International silo + Altice Luxembourg silo + Altice Corporate Financing (ACF) Altice USA: Cequel (Suddenlink) silo + Cablevision (Optimum) silo $1.5bn special cash dividend paid by Altice USA to all shareholders (4) Altice NV proceeds c.€900m; €625m used to prepay portion of Altice Corporate Financing facility and c.€275m additional liquidity (1) Based on number of shares outstanding in Altice NV and number of shares in ATUS owned by Altice NV as of 31-12-2017 (2) Maximum 247.7 million B-shares outstanding post separation (3) Distribution in kind of Altice USA shares should not be subject to withholding tax in the Netherlands. Altice NV shareholders that are US taxpayers will be subject to US income tax on the distribution. (4) Expected funding via a $1.0bn mix of fixed and floating-rate guaranteed debt plus $500m RCF draw

Altice NV and Altice USA Pro Forma Shareholder Structure

Post-separation and reorganization

Altice NV



Next ANV Concert (1)
Free Float
52.2%
68.8%
47.8%
31.2%
Altice NV
"Altice Europe" (2)
100%
100%
100%
Altice France
Altice International
Altice Pay-TV

% Economic Ownership
% Voting Rights

- Economic ownership and voting rights expressed in terms of shares outstanding (i.e. excluding treasury shares) as of 31-12-2017
(1) Including shares owned directly and indirectly by Patrick Drahi through Next and shares owned by ANV shareholders subject to shareholders' agreements with Next (as per section 3.7.6 of Altice N.V. 2016 Annual Report)
(2) See slide 15 in this presentation for details of the new perimeter for Altice NV ("Altice Europe")

Altice USA



Next ATUS Concert (3)
Free Float (5)
43.0%
51.2%-93.7% (4)
42.4%
47.2%-4.7% (4)
Sponsors
14.6%
1.6%
Altice USA
100%
100%
Optimum
Suddenlink

(3) Including shares owned by the Next ANV Concert, entities controlled directly or indirectly by Patrick Drahi or Patrick Drahi's family (A4 and Uppernext), certain top managers at Altice USA and Holding LP; assuming the Next ANV Concert elects to receive 100% B-Shares; total number of shares of the Next ATUS Concert will be subject to future vesting under the options plan for Altice USA management organised through Holding LP
(4) Voting interest dependent on percentage of Altice NV public minorities electing to receive A-shares or B-shares in Altice USA
(5) Free float based on public minorities economic ownership of Altice USA A- and B-shares, excluding sponsors and the Next ATUS Concert

8

Post-Separation Detailed Altice USA Ownership

A-Shares to represent vast majority of Altice USA share capital and liquidity

Ownership Today

	Class of Shares A	Class of Shares B	Total	Percentage Capital	Percentage Voting
Altice NV [1]	5.3	490.1	**495.4**	67.2%	98.1%
A4 & Uppernext [2]	7.5	0.0	**7.5**	1.0%	0.1%
Holding LP [3]	46.2	-	**46.2**	6.3%	0.4%
o/w Altice NV	*25.0*	-	***25.0***	*3.4%*	*0.2%*
o/w Management (Neptune)	*21.1*	-	***21.1***	*2.9%*	*0.2%*
US Top Managers [4]	4.9	-	**4.9**	0.7%	0.0%
Sponsors	107.5	-	**107.5**	14.6%	0.9%
Free Float	75.6	-	**75.6**	10.3%	0.6%
Total	**247.0**	**490.1**	**737.1**	**100%**	**100%**
Altice NV Aggregated [5]	*30.3*	*490.1*	***520.4***	*70.6%*	*98.3%*
Altice Parties [6]	*59.0*	*490.1*	***549.1***	*74.5%*	*98.5%*

Ownership Pro Forma

	100% Free Float elect to receive B-Shares					0% Free Float elect to receive B-Shares				
	Class of Shares A	Class of Shares B	Total	Percentage Capital	Percentage Voting	Class of Shares A	Class of Shares B	Total	Percentage Capital	Percentage Voting
Next ATUS Concert [7]	187.8	129.2	**317.1**	43.0%	51.2%	69.4	247.7	**317.1**	43.0%	93.7%
o/w Next ANV Concert	*122.6*	*122.6*	***245.2***	*33.3%*	*47.7%*	*10.2*	*235.0*	***245.2***	*33.3%*	*88.1%*
o/w ANV Shareholders	*6.6*	*6.6*	***13.2***	*1.8%*	*2.6%*	*0.6*	*12.7*	***13.2***	*1.8%*	*4.8%*
o/w A4 & Uppernext	*7.5*	*0.0*	***7.5***	*1.0%*	*0.1%*	*7.5*	*0.0*	***7.5***	*1.0%*	*0.1%*
o/w US Top Management	*4.9*	-	***4.9***	*0.7%*	*0.1%*	*4.9*	-	***4.9***	*0.7%*	*0.1%*
o/w Altice NV	*25.0*	-	***25.0***	*3.4%*	*0.4%*	*25.0*	-	***25.0***	*3.4%*	*0.4%*
o/w Management (Neptune)	*21.1*	-	***21.1***	*2.9%*	*0.3%*	*21.1*	-	***21.1***	*2.9%*	*0.3%*
Sponsors	107.5	-	**107.5**	14.6%	1.6%	107.5	-	**107.5**	14.6%	1.6%
Free Float	194.1	118.4	**312.5**	42.4%	47.2%	312.5	-	**312.5**	42.4%	4.7%
Total	**489.4**	**247.7**	**737.1**	**100%**	**100%**	**489.4**	**247.7**	**737.1**	**100%**	**100%**

- Economic ownership and voting rights expressed in terms of shares outstanding (i.e. excluding treasury shares) as of 31-12-2017
(1) Shares owned by Altice NV indirectly through CVC 3 BV
(2) Entities controlled directly or indirectly by Patrick Drahi or Patrick Drahi's family (A4)
(3) Holding LP is a vehicle controlled by Altice NV, with c. 6.3% of underlying Altice USA shares attributable to Altice USA management and the rest attributable to Altice NV (assuming reference share price of $21.23 as of 31-12-2017 for Altice USA)
(4) Dexter Goei (CEO), Charles Stewart (CFO) and Hakim Boubazine (COO)
(5) Including shares owned by Altice NV through CVC 3 BV and its pro rata ownership through Holding LP
(6) Including shares owned by Altice NV through CVC 3 BV, all shares owned by Holding LP (noting after the separation Holding LP will enter into a voting agreement with CVC 3 BV) and entities controlled directly or indirectly by Patrick Drahi or Patrick Drahi's family (including A4 & Uppernext)
(7) Shares owned by the Next ANV Concert (shareholders' agreements between Next and ANV shareholders as per section 3.7.6 of Altice N.V. 2016 Annual Report), entities controlled directly or indirectly by Patrick Drahi or Patrick Drahi's family (A4 and Uppernext), shares owned by certain top managers at Altice USA and Holding LP; assuming the Next ANV Concert elect to receive 100% B-Shares; total number of shares of the Next ATUS Concert will be subject to future vesting under options plan for Altice USA management organised through Holding LP

9

10 Expected Separation Timetable Q2 2018 expected completion Transaction Execution US Regulatory Approval Estimated 90 – 120 Days (1) April 2018: AFM Prospectus approval Form S-1 declared effective by SEC Potential US prospectus delivery Call for Altice NV EGM May 2018: EGM Offer start date US prospectus delivery March 15th 2018: FY 2017 results January 8th 2018: Separation announcement Form S-1 filing with SEC Offering Prospectus AFM Approval Process Form S-1 Review and Approval by SEC Up to 4 months 42 Days Offer Period c. 2 weeks Q2 2018: Altice USA special dividend payment Separation effective Distribution in kind of Altice USA shares (1) up to 180 days

Altice Europe Strategic Update 09/01/2018 11

12 Altice Europe: Fully-Converged, European-Focused Platform Strong base to deliver growth and enhanced profitability Fully-converged fixed / mobile operator in each market Number 1 or 2 position with nationwide coverage across all markets Full consumer and business services provider across all markets Fiber and mobile network leadership with strong investment commitment 100% 100% #1 / #2 #1 Revenue growth EBITDA margin Op. FCF margin

13 Altice Europe Growth and De-leveraging Strategy Return Europe to growth, monetize infrastructure and content investment, de-leverage 1 Operational and financial turnaround in France and Portugal 2 Monetizing content investments through various pay TV models and growing advertising revenue 3 Disposals of non-core assets 4 Optimizing performance in each market, improving customer service, maximizing lifetime customer value 5 Continuing to invest in best-in-class infrastructure

14 Altice Europe Dedicated Management Team Enhanced focus and execution Patrick Drahi President of Board (1) Dennis Okhuijsen CEO Armando Pereira COO Burkhard Koep CFO Alexandre Filipe Fonseca MEO CEO Tal Granot HOT CEO Martin Roos Altice DR CEO Alain Weill SFR Chairman & CEO (1) Altice Europe’s new management team composition will only take effect in Q2 2018 as the appointment of Patrick Drahi as President requires approval of the General Meeting, and the appointment of Dennis Okhuijsen and Burkhard Koep as CEO and CFO respectively requires the separation of Altice USA from Altice NV to be effective

Altice Europe Pro Forma Group Structure

New perimeter with simplified corporate structure from H1 2018

Altice France

- SFR Telecom
- SFR Media (NextRadioTV[3] & Press)
- French Overseas Territories
- Support Services – integration
  - Technical services (ATS France)
  - Customer services (Intelcia)

Altice International [1]

- Portugal (MEO)
- Israel (HOT)
- Dominican Republic
- Teads
- Support Services – integration
  - Technical services (ATS ex-France)

Altice Pay TV [2]

- Altice Content division
- Major sports rights (Including Champions League and English Premier League)
- Premium content (Discovery, NBCU, other entertainment rights)

Increased accountability, operational alignment, transparency and reduction of intercompany transactions

(1) Excluding green.ch AG and Green Datacenter AG in Switzerland following disposals announced on December 1, 2017
(2) Content assets transferred from Altice International, Altice France and Altice NV
(3) NextRadioTV 49% owned by SFR Group, currently under regulatory process for a change of control

15

Revenue Adjusted EBITDA Capex (2) (€bn) (€bn) (€bn) 16 Altice Europe Pro Forma Financials on New Perimeter (1) Strong asset base to execute turnaround (1) See slide 15 in this presentation for details of the new perimeter for Altice Europe and the appendix of this presentation for detailed financial information for 9m 2017 on this new perimeter compared to the old Altice NV reporting perimeter (2) Accrued Capex (3) Excludes €407.7m of capex related to the acquisition of multi-year major sports rights (3) 4.4 4.3 9M 2016 9M 2017 11.0 11.0 9M 2016 9M 2017 2.3 2.3 9M 2016 9M 2017

17 Altice France Business Strategy Back to Altice basics 1 Monetize content with premium subscribers 2 3 Best network quality and coverage on fixed and mobile Focus on KPIs to grow customer base to generate best-in-class growth in revenue, EBITDA and OpFCF

OpFCF (2) Old Perimeter (SFR Group) New Perimeter (€bn) (€bn) 18 Altice France Financials: Old vs. New Perimeter 2018 inflection year: operational improvements to improve financial performance Revenue Old Perimeter (SFR Group) (1) New Perimeter (€bn) (€bn) OpFCF impacted by content investment and peak capex investment in 2017 on old perimeter c.€300m of pay TV content expense remaining in France in 2018 after reorganization c.€200m negative impact in 2018 from VAT law change Revenue drag in Q4 2017 from B2B and low-margin wholesale and equipment revenue declines (FY 2017 revenue c.-2% YoY) VAT impact (c.0.2) (1) As previously reported for Q3 2017 results (2) OpFCF defined as Adjusted EBITDA-capex 11.1 11.1 2016A LTM 2017 11.0 10.9 2016A LTM 2017 1.5 1.3 2016A LTM 2017 1.7 1.8 c.1.6 - 1.7 2016A LTM 2017 2018E

19 Altice Pay TV Monetize content investments in a separate subsidiary with its own P&L A new business with strong initial investment, OpFCF positive medium term SPORT SFR revenue share Potential other revenue streams (e.g. OTT, advertising) New partnership opportunities High-value content portfolio, enhanced with UEFA rights in 2018 Etc .

20 Altice International Overview High-quality assets with tangible upside potential Portugal Israel Dominican Republic (Strategic review) Strong, fully converged asset base Nationwide FTTH deployment Launch of 4.5G / 4G+ mobile services Media Capital acquisition Continued strong performance Growth momentum Strong position in an attractive market Tricom / Altice DR merger approved Re-focusing on mobile investments

Altice NV Pro Forma Debt Capital Structure (1)

Altice USA cash dividend to pay down ACF facility

Altice NV Top Co (Consolidated)

Gross Debt	€32.6bn
Net Debt	€31.0bn
Gross Leverage	5.7x
Net Leverage	5.4x

Altice Europe (Consolidated)

Gross Debt	€30.9bn
Net Debt	€30.1bn
Gross Leverage	5.2x
Net Leverage	5.0x
Undrawn RCF (Consolidated) (2)	€1.9bn

Altice Luxembourg S.A. (HoldCo)

Gross Debt	€6.2bn
Net Debt	€6.2bn
Undrawn RCF(1)	€0.2bn

Altice France (SFR) — 100%

Gross Debt	€16.2bn
Net Debt	€15.8bn
LTM Adj. EBITDA	€4.2bn
Gross Leverage	3.8x
Net Leverage	3.7x
Undrawn RCF (2)	€0.8bn

Altice International — 100%

Gross Debt	€8.5bn
Net Debt	€8.1bn
LTM Adj. EBITDA	€1.9bn
Gross Leverage	4.4x
Net Leverage	4.2x
Undrawn RCF (2)	€0.9bn

Altice Corporate Financing S.a.r.l. (ACF)

Gross Debt (3)	€1.7bn
Net Debt (3)	€1.6bn

Altice Pay TV — 100%

Gross Debt	€0.0bn
Net Debt	€(0.3)bn
LTM Adj. EBITDA	€(0.2)bn

Altice Lux (Europe) restricted group

Altice France (SFR) silo

Altice International silo

Altice Pay TV silo

(1) Pro forma for signed disposals of green.ch AG and Green Datacenter AG in Switzerland (€184m EV, announced on December 1, 2017) and acquisition of Media Capital (€440m EV, announced on July 14, 2017); and pro forma for new organisation including €550m for transfers of FOT, ATS France and Intelcia (support services) from Altice International to Altice France (of which €300m is paid in cash and €250m vendor note which is not reflected in debt); pro forma for $1.5bn special cash dividend payment from Altice USA; Group net debt includes €400m of cash at Altice NV
(2) Pro forma for new organization: Altice France drawn for €300m. Altice Luxembourg and Altice International undrawn
(3) Total size of facility shown pro forma for prepayment of c.€625m with proceeds from Altice USA dividend

21

Altice maturity profile (€bn) 22 Altice NV Debt Maturity Profile (1) Long-dated maturities 0.3 0.1 0.3 1.9 8.3 2.7 2.6 5.4 10.2 - 0.7 Altice International Altice France (SFR) Altice Luxembourg Altice Corporate Financing S.à.r.l. (ACF) Altice Europe Restricted Group Corporate Note: Maturity profile excluding leases/other debt (c.€290m) (1) Pro-forma for new organisation. Includes €625m of prepayment of the ACF facility following €900m dividend from Altice US 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028

23 Altice NV Debt Maturity and Liquidity Analysis Long dated maturities and strong liquidity position Long Dated Maturity Profile (1) Strong Liquidity Position WAL of 6.6 years WACD of 5.5% No major maturities at SFR until 2022, and no major maturities at Altice International until 2023 ACF maturity of 2021 Cash as of 1 January 2018 (2) Altice USA dividend RCF available (3) SFR Altice International Altice Luxembourg Total Future disposal proceeds €1.0bn €0.3bn €0.8bn €0.8bn €0.2bn €3.1bn +++ (1) Pro forma for new organisation (2) Pro forma for disposals of green.ch AG and Green Datacenter AG in Switzerland (CHF 214 million or €184m equivalent EV, announced on December 1, 2017) and acquisition of Media Capital (€440m EV, announced on July 14, 2017) (3) Pro forma for new organization. Altice France RCF drawn for € 300m to pay for transfers from Altice International. Altice International RCF drawn for EUR 100m and Altice Luxemburg undrawn

Altice NV Pro Forma Deleveraging Profile

Multiple de-leveraging levers: Operational focus without meaningful standalone M&A



5.4x (1)
• Tower portfolio strategic review
• Altice DR strategic review
c.4x
Current leverage
Corporate actions & asset disposals
Cash flow generation (2)
EBITDA growth
Target leverage

(1) Pro forma for signed disposals of green.ch AG and Green Datacenter AG in Switzerland (€184m EV, announced on December 1, 2017) and acquisition of Media Capital (€440m EV, announced on July 14, 2017); and pro forma for new organisation including €550m for transfers of FOT, ATS France and Intelcia (support services) from Altice International to Altice France (of which €300m is paid in cash and €250m vendor note which is not reflected in debt); pro forma for $1.5bn special cash dividend payment from Altice USA; Group net debt includes €400m of cash at Altice NV
(2) Non-recurring items such as exceptional restructuring costs in France fall away post 2018

24

Altice USA Strategic Update 25

Altice USA Business Strategy Complete Altice basics to be prepared for next phase of market consolidation 26 1 Complete implementation of opex efficiencies 2 3 Focus on KPIs to improve revenue growth Full scale deployment of Altice One and fiber (FTTH) build out to generate best-in-class growth in revenue, EBITDA and OpFCF

Altice USA Key Capital Markets Considerations Increased free float, new leverage target and new shareholder returns policy 27 1 Special dividend of $1.5bn 2 New leverage target of 4.5x to 5.0x net debt to EBITDA (reduced from 5.0x to 5.5x) 3 Reiterating efficiency targets 4 Free float of Altice USA A-shares to increase from c.10% to c.42% (1) 5 Authorized share repurchase program of $2bn 6 Fiber (FTTH) deployment and new MVNO network investment within historical capex envelope (1) c.42% free float based on public minorities economic ownership of Altice USA A and B shares, excluding sponsors and the Next ATUS Concert

28 Altice USA Dedicated Management Team Enhanced focus and execution Hakim Boubazine Co-President & COO Charlie Stewart Co-President & CFO Dexter Goei CEO Armando Pereira Strategic Advisor for all Operations Patrick Drahi Chairman of Altice USA

Altice USA Margin Progression Substantially improved margins and cash flow 29 OpFCF 1 margin 16.5% FY 2015 25.6% FY 2016 32.8% Improved margins Dynamic and simplified organization More optimization potential Virtuous cost reduction from lower customer activity levels Re-investments Capex % of sales Operating free cash flow margin YTD 2017 (1) Accrued Capex. Capex is prepared in accordance with U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA less capex (OpFCF) are non GAAP-measures. For a reconciliation, please see the Q3-17 Altice NV earnings release posted to the Altice NV website Altice USA (1) Adj. EBITDA margin 16.2% 15.5% 10.2% 12.1% 9.6% 13.9% 7.1% 9.8% 12.5% 14.8% 16.6% 23.3% 24.0% 28.7% 26.4% 33.8% 32.9% 31.6% 31.0% 32.1% 33.5% 36.1% 38.3% 40.3% 40.8% 42.7% 44.1% Q3 15 Q4 15 Q1 16 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q3 17

Altice USA Leverage, Maturity and Liquidity Analysis Rapid de-leveraging with strong liquidity position 30 Rapid De-leveraging Supporting Shareholder Returns Net Debt / LTM EBITDA Long-dated Maturity Profile & Strong Liquidity Position (1) WAL life of 6.0 years WACD of 6.2% No material maturities at Suddenlink until 2020, and near-term maturities at Optimum covered by a $2.3bn revolving credit facility (currently drawn) Available liquidity of $1.3bn $0.5bn cash $0.8bn undrawn RCF (1) Pro forma for $1.5bn dividend as of the end of Q3 2017. Subsequent to Q3 Optimum repaid $725m of its outstanding revolver 4.5x to 5.0x Altice USA Q3-17 Q3-17 Q3-17 $1.5bn dividend 5.6x 5.4x 7.1x 6.1x (1) 6.4x 5.3x 5.8x (1) Q2-16 Q3-17 Q4-15 Q3-17 Q3-17 Target

Altice USA Debt Capital Structure Per Q3 2017 as adjusted for Altice USA special cash dividend 31 Cequel (Suddenlink) silo Cablevision (Optimum) silo 100% 100% (1) Adjusted for $1.5bn dividend (2) Suddenlink RCF $0.4bn undrawn minus $17m LOCs. Optimum RCF of $2.3bn minus $0.1bn LOCs and $1.7bn drawn (PF for $500m drawing for dividend). Subsequent to Q3 Optimum repaid $725m of its outstanding revolver. Undrawn RCF at Optimum is $1.2bn pro forma for this repayment Cablevision (Optimum) (1) Gross Debt $16.5bn Net Debt $16.3bn LTM Adj. EBITDA GAAP $2.7bn Net Leverage 6.1 x Undrawn RCF(2) $0.5bn Cequel (Suddenlink) Gross Debt $6.8bn Net Debt $6.7bn LTM Adj. EBITDA GAAP $1.3bn Net Leverage 5.3x Undrawn RCF(2) $0.3bn Altice USA (Consolidated)(1) Gross Debt Net Debt Net Leverage $23.2bn $22.7bn 5.8x Undrawn RCF (Consolidated)(2) $0.8bn

Altice USA Debt Maturity Profile Long-dated maturities following pro-active refinancing activity 32 Note: Maturity profile excluding leases/other debt (c.$20m), includes RCF drawn of $1,675m for Optimum shown at maturity date. Subsequent to Q3 Optimum repaid $725m of its outstanding revolver Altice USA maturity profile ($bn) 1.6 0.6 1.6 4.0 0.7 2.9 0.8 11.0 > 2025 $1.0 2018 2019 2020 2021 2022 2023 2024 2025

Appendix 33

Altice NV New vs. Old Perimeter: Revenue (1)

Altice NV ("Altice Europe") New Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Revenue			
France - Telecom	2,521.1	2,536.7	2,543.7
France - Media (Other)	92.8	127.3	90.6
FOT	42.4	43.6	35.0
Support Services (External)	15.8	23.6	20.3
Total Altice France	**2,672.0**	**2,731.2**	**2,689.5**
Portugal	545.4	550.8	532.6
Israel	261.9	265.8	251.5
Dominican Republic	164.8	159.9	157.3
Teads	-	-	64.2
Others	6.0	(5.7)	1.6
Total Altice International	**978.2**	**970.8**	**1,007.2**
Total Pay TV	**8.6**	**7.1**	**12.6**
Corporate and other	(5.6)	11.3	3.9
Eliminations	(30.1)	(21.0)	(22.4)
Total Altice Europe Consolidated	**3,623.0**	**3,699.3**	**3,690.8**

Altice NV Old Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Revenue			
France - Telecom	2,582.5	2,622.0	2,647.3
France - Media	95.4	130.8	109.4
Total Altice France	**2,677.8**	**2,752.9**	**2,756.7**
Portugal	572.7	575.8	566.2
Israel	261.9	265.8	251.5
Dominican Republic	182.6	176.5	170.1
FOT	52.7	53.8	47.9
Others	291.9	271.2	370.1
Total Altice International	**1,361.8**	**1,343.0**	**1,405.7**
Total Altice USA	**2,166.0**	**2,112.2**	**1,970.2**
Corporate and other	27.7	88.4	83.3
Eliminations	(329.1)	(350.3)	(461.3)
Total Altice NV Consolidated	**5,904.3**	**5,946.2**	**5,754.6**

Note: Altice Europe revenue on the new perimeter excludes Altice USA, revenue from Altice NV's international wholesale voice business (separated to be sold) amounting to a total of €101.7m, €121.1m and €80.9m for Q1 2017, Q2 2017 and Q3 2017 respectively (of which France amounted to €61.4m, €85.3m and €50.6m for Q1 2017, Q2 2017 and Q3 2017 respectively; Portugal €30.3m, €34.0m and €19.2m respectively; Dominican Republic €17.8m, €16.6m and €14.6m respectively; Eliminations -€7.8m, -€14.8m and -€3.5m respectively). Altice Europe revenue on new perimeter also excludes green.ch AG and Green Datacenter AG in Switzerland (following disposals announced on December 1, 2017) amounting to a total of €13.6m, €13.6m and €12.7m for Q1 2017, Q2 2017 and Q3 2017 respectively

(1) Financials for 'Altice France – Media (Other)' shown in this presentation are pro forma for the sale of press titles within the AMG France business in April and October 2017, Altice France Media (Other) revenue in FY 2016 was €397m, €106m in Q4 2016 and €336m for the 9 months ending September 2017 post these disposals

34

Altice NV New vs. Old Perimeter: EBITDA

Altice NV ("Altice Europe") New Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Adjusted EBITDA			
France - Telecom	920.1	1,049.9	1,076.0
France - Media (Other)	13.5	25.3	7.2
FOT	20.2	14.5	21.6
Total Altice France	**953.9**	**1,089.7**	**1,104.8**
Portugal	262.9	253.2	248.2
Israel	118.6	120.2	116.9
Dominican Republic	96.7	90.7	85.0
Teads	-	-	12.1
Others	(.8)	1.2	(.5)
Total Altice International	**477.5**	**465.3**	**461.7**
Total Pay TV	**(53.0)**	**(63.0)**	**(64.5)**
Corporate and other	(44.5)	8.7	(23.3)
Eliminations	(1.2)	(1.8)	(8.4)
Total Altice Europe Consolidated	**1,332.5**	**1,498.8**	**1,470.3**

Altice NV Old Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Adjusted EBITDA			
France - Telecom	803.8	929.6	990.7
France - Media	10.6	23.4	18.5
Total Altice France	**814.4**	**953.0**	**1,009.2**
Portugal	262.8	255.5	265.0
Israel	117.0	120.6	116.1
Dominican Republic	95.9	90.6	84.1
FOT	20.2	14.5	21.6
Others	96.1	81.7	81.9
Total Altice International	**592.0**	**562.8**	**568.8**
Total Altice USA	**896.2**	**912.7**	**884.7**
Corporate and other	(37.6)	3.4	(35.4)
Eliminations	(26.8)	(26.4)	(69.7)
Total Altice NV Consolidated	**2,238.1**	**2,405.5**	**2,357.5**

Note: Altice Europe EBITDA on new perimeter excludes EBITDA from Altice NV's international wholesale voice business (Held for Sale) amounting to a total of €2.9m, €3.3m and €2.7m for Q1 2017, Q2 2017 and Q3 2017 respectively (of which France amounted to €2.2m, €2.7m and €2.4m for Q1 2017, Q2 2017 and Q3 2017 respectively; Portugal €0.7m, €0.5m and €0.2m respectively, and; Dominican Republic €0.0m, €0.1m and €0.1m respectively). Altice Europe EBITDA on new perimeter also excludes green.ch AG and Green Datacenter AG in Switzerland (following disposals announced on December 1, 2017) amounting to a total of €6.5m, €5.9m and €5.4m for Q1 2017, Q2 2017 and Q3 2017 respectively

35

Altice NV New vs. Old Perimeter: Capex

Altice NV ("Altice Europe") New Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Accrued Capex			
France - Telecom	461.6	616.4	495.3
France - Media (Other)	15.3	16.6	32.5
FOT	6.9	9.5	10.5
Total Altice France	**483.8**	**642.5**	**538.3**
Portugal	112.5	104.0	103.0
Israel	62.3	57.1	59.7
Dominican Republic	22.1	28.2	23.0
Teads	-	-	.5
Others	.3	(.3)	.0
Total Altice International	**197.1**	**189.1**	**186.3**
Total Pay TV	**2.9**	**26.1**	**.3**
Corporate and other	3.4	2.9	7.6
Eliminations	(1.4)	(2.6)	(4.4)
Total Altice Europe Consolidated	**685.9**	**858.0**	**728.1**

Altice NV Old Perimeter

In million Euros	Q1-17	Q2-17	Q3-17
Accrued Capex			
France - Telecom	470.6	626.1	505.7
France - Media	15.3	16.6	32.5
Total Altice France	**485.9**	**642.7**	**538.2**
Portugal	117.2	110.6	107.1
Israel	66.5	64.7	65.5
Dominican Republic	25.4	29.1	24.0
FOT	6.9	9.5	10.5
Others	6.2	29.5	2.9
Total Altice International	**222.1**	**243.4**	**210.0**
Total Altice USA	**156.5**	**211.7**	**255.6**
Corporate and other	3.4	2.9	47.6
Eliminations	(24.6)	(30.3)	(104.6)
Total Altice NV Consolidated	**843.4**	**1,070.5**	**946.8**

Note: Altice Europe capex on new perimeter excludes green.ch AG and Green Datacenter AG in Switzerland (following disposals announced on December 1, 2017) amounting to a total of €1.0m, €2.4m, and €1.5m for Q1 2017, Q2 2017 and Q3 2017 respectively

36

37 Altice Pay TV Content Cost Schedule Premium content to drive customer acquisition and long-term ARPU accretion €m 2016A 2017E 2018E 2019E 2020E 2021E 2022E 2023E Content expense (incl. NBC/Discovery, Originals etc.) 43 135 193 177 174 179 58 3 UEFA (incl. Champions League) - 70 105 351 351 176 - - Other major sports (incl. Premier League) 120 135 144 22 13 3 - - Payment to acquire intangible assets 120 206 249 373 364 178 - - Total committed cash content costs 163 341 442 550 538 357 58 3 Total 2018 to 2023: c.€1.9bn A new business with strong initial investment, OpFCF positive medium term

Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA.